EXHIBIT 10.33


MOVIE
THEATRE
PARKING
DECK
PARKING
DECK
CHILDREN'S
MUSEUM
(retail /
commercial)
(retail /
commercial)
PERFORMING
ARTS CENTER
(retail)
(retail)
(mixed-used)
(mixed-used)
OUTDOOR
STADIUM
BASEBALL
STADIUM
5-STAR HOTEL
ENCLOSED ARENA /
CONFERENCE CENTER
PARKING DECK





























